Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cascade Bancorp (Commission File No. 000-23322)

The following is a form of a letter that was distributed to certain customers of Cascade Bancorp on November 18, 2016.

Sample Customer Letter for Use by BOTC Officers (on BOTC letterhead)

Date

Name
Company
Address
CSZ

Dear (Customer Name):

As a valued customer of Bank of the Cascades, I am writing to you about the recent announcement of our intention to merge with First Interstate Bank. I am excited about this news and I want to make sure you are informed of what it means for customers and our relationship going forward.

First Interstate Bank is a $9 billion community bank, headquartered in Billings, Montana. They have served local business and their communities since 1968 and currently have more than 80 offices throughout Montana, Wyoming and South Dakota. By partnering with Bank of the Cascades, they are able to expand their localized service and delivery to our Northwest communities. Specifically for our customers, they offer increased lending capacity, additional products and service, and capabilities that compliment Bank of the Cascades. You will find that the bank is committed to its local leadership and delivery, as well as to supporting small business and local economies. They truly are a community and customer centric organization that is a great fit with Bank of the Cascades

Of unique significance to this merger is the opportunity it provides for most of our teams to continue serving customers and become part of the expanded First Interstate Bank family. I appreciate that they recognize the value of local expertise and trusted relationships, and are supportive continuity of service and continued careers for many of our Cascade Bankers.

At this time, it will continue to be business a usual, as we work together with First Interstate Bank toward the completion of the acquisition mid-year 2017. Our shared objective is for the transition to be seamless for our customers, and we are committed to keeping you informed. In the meantime, please be assured there is no change in our relationship or commitments to you, and the same familiar bankers remain available to serve you.

We continue to believe it matters where you bank and are appreciative of your choice of Bank of the Cascades. As we move to partnering with First Interstate Bank, you have our commitment to continuing to make your choice matter for you, your business and our community. Please do not hesitate to contact me if I can be of assistance to you.

Sincerely,

Name
Title
Contact Info.

Cautionary Statement Regarding Forward-Looking Statements
This document contains statements regarding the proposed transaction between Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“FIBK”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and FIBK. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, FIBK and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the stockholders of the Company and FIBK, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and FIBK and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on the merger’s proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Form 10-K for the year ended December 31, 2015, as amended, FIBK’s Form 10-K for the year ended December 31, 2015, as amended, as well as other filings made by the Company and FIBK with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FIBK and the Company, FIBK will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of FIBK and the

Company that also constitutes a prospectus. FIBK and the Company will deliver the joint proxy statement/prospectus to their respective stockholders. FIBK and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) FIBK’s website (www.fibk.com) under the heading “SEC Filings”; or (iv) FIBK upon written request to First Interstate BancSystem, Inc., Attn: Marcy Mutch, 401 North 31st Street, Billings, Montana 59101.
Participants in Solicitation
The Company, FIBK and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the Company’s participants is set forth in the definitive proxy statement, dated April 13, 2016, for the Company’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning FIBK’s participants is set forth in the definitive proxy statement, dated April 4, 2016, for FIBK’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information about the Company’s directors and executive officers and FIBK’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from FIBK and the Company using the contact information above.